Exhibit 21.1

Subsidiaries of Engility Holdings, Inc.

The following is a list of the subsidiaries that Engility Holdings, Inc. will have immediately after the completion of the spin-off.

Name	Jurisdiction
Engility Corporation	Delaware
Forfeiture Support Associates, LLC	Delaware
MPRI International Services, Ltd.	Bermuda
International Resources Group Ltd.	Delaware
IRG Systems South Asia Private Limited	India
Titan Deutschland GmbH	Germany
Titan Italia Srl	Italy
Cayenta, Inc.	Delaware
LinCom Wireless, Inc.	Delaware
Titan Wireless, Inc.	Delaware
URS Coleman, LLC	Maryland